Bombesquad Member Newsletter

CHERRY BOMBE



Photo by Jennifer Livingston for Cherry Bombe Magazine

Bombesquad Member Newsletter, continued

Our Community Round Is Live

CHECK OUT OUR CAMPAIGN

Link to Wefunder.com/cherry.bombe

Hi, Bombesquad! We have some exciting news to share with you.

After 10 years of bootstrapping, Cherry Bombe is raising money. There's so much we've wanted to do over the years, including things you've suggested to us—expand Jubilee to other states and countries, create city guides to female-owned food businesses, and open an office that includes an event space, test kitchen, cookbook research library, and our very own podcast studio.

We've decided to launch what's known as a community round so interested members of the Bombesquad can have the opportunity to be angel investors and help shape the future of Cherry Bombe. Because we have such an amazing community, I felt it was important to fund our efforts in an open and communal manner. Too often, fundraising is mysterious, secretive, exclusionary, and just plain awkward. Hence, 10 years of bootstrapping. 😬

We're currently in the private phase of our round, and will open it to the public later this month. Our goal is to raise $1.2 million and we are happy to report we are 13% of the way there. The minimum investment is $350. Please note, if you decide to participate in our community round, this comes with the risks associated with investing.

To learn more about our campaign, you can view our pitch deck here. For information on Wefunder, the crowdfunding platform we are using for our community round, visit here, and be sure to check out Wefunder's investor FAQs.

Also, Cherry Bombe CEO Kate Miller Spencer and I will be hosting a members-only Zoom on Tuesday, Aug. 29th, at 2 p.m. EST, to review the deck and answer questions about our raise and the road ahead. (Yes, we have a CEO! I can't wait for you to meet Kate.) You can register here and submit any advance questions here.

We're very excited for this next phase of Cherry Bombe and grateful to the Bombesquad for all your support over the past decade. We would not have gotten to this point without you and look forward to the next decade of supporting women in and around the world of food.

Bombesquad Member Newsletter, continued

All the best,
Kerry Diamond
Founder
Cherry Bombe

OFFICIAL DISCLOSURE

We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CHECK OUT OUR CAMPAIGN

🍒💣 *You're the Bombe* 🍒💣

Founder Personal Email Template

We have finally started fundraising for Cherry Bombe. We're raising via WeFunder, the leading crowdfunding platform, because we want to give our community the opportunity to participate in our friends & family round. (The Bombesquad is a passionate bunch, so we're excited to include them.) We've just started the private phase of the WeFunder campaign, and will open it to the public later this month. We're looking to raise $1.3 million and are 13% of the way there. You can take a look at the campaign and our deck here.

Cherry Bombe's CEO Kate Miller Spencer and I would love to talk to you about coming onboard as investors if that's of interest. And please know, no pressure at all! I know investing is a personal thing. But if you'd like to chat, let's find time for a Zoom. It's an exciting time at Cherry Bombe. Business is up 300% over last year, we've made some amazing hires, have some great new sponsors, and there's insatiable demand for events right now.

Thank you for considering and look forward to hearing from you.

Xoxo
Kerry Diamond
Founder, Cherry Bombe, Inc.

OFFICIAL DISCLOSURE
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CEO Personal Email Template

Subject: 🚀 Let's Ignite the Bombesquad 🍒💣

We're excited to announce that Cherry Bombe is kicking off the "friends & family" stage of our capital raise on Wefunder. This is an exciting time for Cherry Bombe. The current zeitgeist has only intensified interest in brands that celebrate and promote women, something we've been doing since Cherry Bombe's launch in 2013.

- **The Rise of the Girl Economy**: You've heard the buzz, right? The "Goldilocks" economy is, according to Axios, being driven by the unstoppable power of women-owned businesses and a female-fueled movement behind the huge success of "Barbie" and Taylor Swift's Eras tour. All of this energy is shaping the future of the economy, making Cherry Bombe's mission no longer "niche" or "indie."
- **Community with a Capital "C":** The Bombesquad is a community of shared dreams and ambitions and Cherry Bombe is dedicated to connection, rejuvenation, and gathering. "A substantial, yet previously unaddressed, market exists for entertainment experiences that authentically acknowledge the emotions and aspirations of girls and women." [Axios, July 25, 2023]

Here's to daring dreams, endless possibilities, and the unstoppable force that is the Bombesquad.

Kate Miller Spencer
CEO, Cherry Bombe, Inc.

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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